

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Daniel Webb
Chief Executive Officer/Chief Financial Officer
Worldwide Webb Acquisition Corp.
770 E Technology Way F13-16
Orem, UT 84097

> **Re: Worldwide Webb Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 9, 2023**
> **File No. 333-271894**

Dear Daniel Webb:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4, Filed August 9, 2023

Proxy Statement/Prospectus Cover Page, page ii

1.   We note your response to comment 2 that the Class V Shareholder is owned by a business associate of the Sole Shareholder and that the Sole Shareholder does not have ownership in or control over the Class V Shareholder. We further note that the number of votes attributed to the Class V share is impacted by exchanges of AARK ordinary shares held by the Sole Shareholder. Please explain and disclose the reason for this interaction, the purpose and reasoning for this relationship between the Class V Shareholder and the Sole Shareholder, and the purpose and reasoning for this equity structure.

Questions and Answers for Shareholders of WWAC
What will the corporate structure of ATI be following the Business Combination, page 10

2.   You state ATI controls AARK after the amalgamation. Please explain to us in detail how ATI controls AARK, particularly in view of that ATI controls 39.89% of AARK and the AARK Sole Shareholder owns 60.11% of AARK. Tell us the consideration exchanged between the parties in the amalgamation that evidences the combination and how this control occurs. In particular, explain to us how ATI's equity in Amalgamation Sub converts into AARK ordinary shares and the party or parties that hold(s) these AARK shares. Further, explain to us how the respective ATI and Sole Shareholders ownership interests in AARK are determined. In connection with the preceding, explain to us how the combined company will own these converted AARK ordinary shares as disclosed at the top of page 94.

3.   Currently you show two diagrams, both post-business combination, with the distinction between them being before and after the Sole Shareholder and the Aeries holders' exchanges. Please add an additional diagram to show the structure before the business combination in order to illustrate the formation of ATI from WWAC. Similarly to how you have done so with the current diagrams, please provide explanatory footnotes to depict any consideration exchanged or received by each party in the combination and depict the ownership interests before and after the business combination.

Summary of the Proxy Statement/Prospectus
Company Overview, page 30

4.   We note your revisions in response to comment 8. Please note the most directly comparable GAAP measure to your non-GAAP measures "EBITDA" and "adjusted EBITDA is net "net income." Refer to Question 103.02 in our "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations. Additionally, your comparable GAAP measures should precede mention of your non-GAAP measures. Further, you state Aeries has been EBITDA positive since 2013. State the comparative GAAP measure over this period of time. Revise disclosures here and elsewhere as appropriate (e.g., pages 193 and 206).

Related Agreements
Exchange Agreements, page 41

5. It appears the first bullet represents WWAC's call option and the second bullet represents the put option of AARK and Aeries shareholders. If true, please clarify this here and elsewhere similarly discussed. Otherwise, it is not clear between the two bullets which party may elect the Cash Exchange Payment that would need clarification.

Interests of WWAC's Directors and Executive Officers in the Business Combination, page 45

6. We note that in this amendment, you have removed the sub-section titled "*Sources and Uses of Funds for the Business Combination.*" Please restore this disclosure, or explain why it was removed.

Summary Unaudited Pro Forma Condensed Combined Financial Information
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Information for the Year Ended March 31, 2023, page 54

7. The amounts presented here appear to reflect the unaudited pro forma results for the three months ended March 31, 2023, as presented in the unaudited pro forma condensed combined financial information. Please revise as appropriate.

Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby significantly..., page 79

8. We note your response to comment 13 and reissue in part. Please explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. If there is no process in place to notify all shareholders, please disclose as much.

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 148

9. Please explain to us and disclose how the percentage of economic interests in AARK for each redemption scenario in the first paragraph hereunder was determined.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Net income per share, page 163

10. Refer to your response to comment 20. Please explain to us your consideration of reflecting the shares associated with the Exchange Agreement in the denominator of the basic and/or diluted earnings per share computation as contingently issuable potential common shares pursuant to ASC 260-10.

Solutions We Offer, page 196

11.   We note your response to comment 24 and reissue in part. Please revise your new disclosure to define technical terms and industry jargon after the first instance that they are used such as "NLP engine," "L1, L2 IT Services" and "L3/L4 issues."

Innovation Labs, page 198

12.   We note additional disclosure in this proxy statement adding details to the bullets labeled "Intelligent ESG," "Health AI," Social Behavior AI," and "Cyber Intelligence." Please make clear in each of these bullet points, if true, that these are not yet products or services Aeries provides, and are instead areas of research or are aspirational. For example, please make clear whether Aeries is currently using "Health AI" to diagnose user diseases as a service.

Aeries' Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 209

13.   Your adjustment for "Other Income (expense), net" is not appropriate in arriving at "EBITDA." Refer to Question 103.01 of our "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations for guidance. Please revise your computation accordingly. Also revise your disclosures wherever this measure is discussed in your filing.

Beneficial Ownership of Securities, page 235

14.   We note your response to comment 31 and reissue in part. Please also revise to clarify which portion of the holdings prior to the Business Combination are comprised of Class A or Class B ordinary shares.

Description of ATI Securities
Certain Differences in Corporate Law, page 251

15.   We note your response to comment 32. To the extent WWAC and Aeries have executive officers in other jurisdictions, such as the UAE or Singapore, please further revise this disclosure accordingly.

General

16.   We note changes made throughout the proxy statement that have amended the description of the post-combination status of AARK from a subsidiary of ATI and the Sole Shareholder, to "controlled by ATI." However, your new disclosure also states that at Closing, ATI will own 39.89% of AARK. Please clarify how ATI will "control" AARK if the ownership stake will be 39.89% from the Closing Date until April 1, 2024, when the Exchange Agreements would allow the Sole Shareholder to have the right to exchange AARK ordinary shares for ATI ordinary shares. In addition, in other portions of the proxy

statement you state that AARK will be "partially owned" by ATI, rather than controlled. Please clarify this discrepancy.

17. We note your response to comment 12. Please also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders *other than directors and executive officers* assuming maximum redemptions and identify any material resulting risks.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lance Hancock